UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone: +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

On or about May 30, 2017, Sequans Communications S.A. (the “Company”) mailed materials to holders of record at the close of business on May 23, 2017 of ordinary shares and American Depositary Shares (“ADSs”), each representing one ordinary share, of the Company in connection with an ordinary general meeting and extraordinary meeting of shareholders to be held at the Company’s headquarters in Colombes, France on June 30, 2017. Copies of materials relating to the Company’s ordinary general meeting and extraordinary meeting of shareholders are also available on the Company’s website at http://www.sequans.com/investors/corporate-governance or by contacting the Company’s investor relations department by telephone at +33 1 70 72 16 00 or by e-mail at ir@sequans.com.
The Company’s board of directors (the “Board of Directors”) has convened an ordinary and extraordinary general shareholders’ meeting, in accordance with the provisions of French law and of our Articles of Incorporation and Bylaws, for the purpose of requesting a vote on the following agenda items, as further detailed below and in the attached “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2017”:

Ordinary Matters

1.	Approval of the statutory financial statements for the year ended December 31, 2016

2.	Approval of the consolidated accounts for the year ended December 31, 2016

3.	Appropriation of net loss for the year ended December 31, 2016

4.	Agreements within the scope of Article L. 225-38 of the French Commercial Code

5.	Acknowledgment of capital restitution in conformity with Article L. 225-248, al.2 of the French Commercial Code

6.	Approval of the compensation plan for non-executive directors

7.	Renewal of Mr. Yves Maitre as director

8.	Renewal of Mr. Hubert de Pesquidoux as director

9.	Appointment of Mrs. Mailys Ferrere as director
Extraordinary Matters

10.
Subject to the condition precedent that the renewals of Messrs. Yves Maitre and Hubert de Pesquidoux are approved, issuance of 180,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, and Mr. Yves Maître; powers to be granted to the Board of Directors

11.
Authorization given to the Board of Directors to grant stock subscription options, and renunciation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

12.
Authorization granted to the Board of Directors to issue stock subscription warrants, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

13.
Authorization granted to the Board of Directors to issue restricted free shares, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors

14.	Setting an overall ceiling of 1,500,000 for issues of stock subscription options, stock warrants and restricted free shares

15.
Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €800,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class

16.
Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

17.	Powers and formalities required for the meeting to be official

The Board of Directors recommends that you vote “FOR” proposals 1-15 and 17 and “AGAINST” proposal 16 reflected in the agenda items listed above.

Whether or not you plan to attend the ordinary general meeting and extraordinary meeting of shareholders in person, we urge you to vote your shares by phone, via the internet or by signing, dating and returning the proxy card at your earliest convenience. Please see the proxy card for specific instructions on how to vote. If you sign and return the proxy card, your shares will be voted:

•	in favor of the resolutions corresponding to proposals 1-15 and 17, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution; and

•	against the resolution corresponding to proposal 16, whether or not you specifically indicate an “AGAINST” vote, unless you abstain or vote for such resolutions.

Proxies are revocable, and any shareholder may withdraw his or her proxy by providing the Company with written notice or signing and returning a proxy card with a later date, in each case prior to the deadline set forth on the proxy card.

French law classifies resolutions as either ordinary or extraordinary, depending on the subject. For resolutions submitted to an ordinary meeting, the quorum required for a valid meeting is 20% of outstanding shares (voting rights) and resolutions pass by a simple majority of shares present or represented. For resolutions submitted to an extraordinary meeting, the quorum required for a valid meeting is 25% of outstanding shares (voting rights) and resolutions pass by a two-thirds majority of shares present or represented.

The resolutions corresponding to the agenda items listed above are set forth in the full “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2017” which is available on the Company’s website: http://www.sequans.com/investors/corporate-governance. The following is a summary of those resolutions.

*    *    *    *    *    *    *

Ordinary Matters

PROPOSALS 1-3:	APPROVAL OF THE STATUTORY AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016; APPROPRIATION OF NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2016
The Board of Directors proposes that the shareholders approve the statutory and the consolidated financial statements of Sequans Communications S.A. The statutory financial statements reflect the financials of the parent company only in accordance with generally accepted accounting principles in France. The consolidated financial statements are the same as those included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2017.
The Board of Directors proposes that shareholders approve the allocation of net loss to negative retained earnings for the year ended December 31, 2016.
The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 4:	APPROVAL OF THE REPORT ON RELATED PARTY AGREEMENTS
The Board of Directors proposes that shareholders approve related party transactions in force at any time in 2017. These related party transactions, concerning the employment agreement with Georges Karam, Chairman and CEO, are disclosed in the Company’s annual report on Form 20-F.
The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 5:	ACKNOWLEDGEMENT OF CAPITAL RESTITUTION
In the Shareholders meeting of June 28, 2016, it was noted that as of December 31, 2015, the statutory net equity of the Company had fallen below half of the Company’s statutory nominal capital. The statutory financial statements as of December 31, 2016 submitted for approval in Proposal 1, show that the Company’s statutory net equity has increased and is at least equal to half of statutory nominal capital. The Board of Directors proposes that the shareholders acknowledge that the capital is once again in conformity with the requirements of Article L. 225-248, al.2 of the French Commercial Code.
The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 6:	APPROVAL OF THE COMPENSATION PLAN FOR NON-EXECUTIVE DIRECTORS
The Board of Directors proposes that each non-executive director’s cash compensation for the coming year remain unchanged from last year:

–	Basic directors’ fees US$ 20,000 per year, per director

–	Special directors’ fees paid in consideration
for a director’s membership in committees
. Member of the Audit Committee    US$ 6,000 per year
. Chair of the Audit Committee    US$ 12,000 per year
. Member of the Compensation Committee    US$ 4,500 per year
. Chair of the Compensation Committee    US$ 9,000 per year
. Member of the Nominating and Corporate Governance Committee    US$ 2,500 per year
. Chair of the Nominating and Corporate Governance Committee    US$ 5,000 per year

No director may be a member of more than two committees or chair more than one committee.

–	Lead independent director fee US$ 20,000 per year

The Board of Directors requests that shareholders approve this proposal.

PROPOSALS 7-9:	PROPOSALS TO REAPPOINT AS DIRECTORS MESSRs. YVES MAITRE AND HUBERT DE PESQUIDOUX, AND TO APPOINT AS DIRECTOR MRS. MAILYS FERRERE
The Board of Directors proposes to reappoint Messrs. Yves Maitre and. Hubert de Pesquidoux, and to appoint for the first time Mrs. Mailys Ferrere, as members of the Board of Directors. If elected, Messrs. Maitre and de Pesquidoux and Mrs. Ferrere will each be appointed for a term of three years, which will expire at the conclusion of the ordinary general shareholders’ meeting that will be held in 2020.

Mrs. Ferrere leads Bpifrance Large Venture, a €600m late-stage venture capital fund investing in French companies to help them grow into global leaders. Large Venture owns approximately 12% of the outstanding shares of Sequans Communications.
Before joining Large Venture in 2013, Mrs. Ferrere was an Investment Director at the Fonds Stratégique d’Investissement. Previously, she was an equity capital markets banker at different banks, including Natixis. Mrs. Ferrere is also a board member of DBV Technologies, Valneva SE, Pixium, Gensight and Euronext Paris. She is a graduate of Sciences Po (IEP Paris).
The Board of Directors notes that the terms of Mrs. Ferrere’s employment agreement with Bpifrance prohibit her from receiving remuneration for her role as a member of the Board of Directors. Therefore she will not receive the non-executive director cash compensation described in Proposal 6 nor any grant of warrants as described in Proposal 10.

Messrs. Maitre and de Pesquidoux and Mrs. Ferrere have already given notice that they would accept such positions.

The Board of Directors requests that shareholders approve these proposals.

Extraordinary Matters

PROPOSAL 10:
SUBJECT TO THE CONDITION PRECEDENT THAT THE REAPPOINTMENTS OF MESSRS YVES MAITE AND HUBERT DE PESQUIDOUX, AS DIRECTOR ARE APPROVED, ISSUANCE OF A TOTAL NUMBER OF 180,000 STOCK SUBSCRIPTION WARRANTS; ESTABLISHING THE CONDITIONS FOR EXERCISING THE STOCK WARRANTS AND ADOPTION OF AN ISSUANCE AGREEMENT; REVOCATION OF THE PREEMPTIVE RIGHT TO SUBSCRIBE FOR THESE WARRANTS IN FAVOR OF NON-EXECUTIVE DIRECTORS

Subject to the condition precedent that the reappointments of Messrs. Yves Maitre and. Hubert de Pesquidoux are approved, the Board of Directors proposes issuing 30,000 stock warrants to each of the existing non-executive directors (i.e., a total of 180,000 stock warrants):

Beneficiaries	Stock Warrants	Total Subscription Price
Mr. Alok Sharma	30,000 stock warrants	€300
Mr. Zvi Slonimsky	30,000 stock warrants	€300
Mr. Dominique Pitteloud	30,000 stock warrants	€300
Mr. Hubert de Pesquidoux	30,000 stock warrants	€300
Mr. Yves Maître	30,000 stock warrants	€300
Mr. Richard Nottenburg	30,000 stock warrants	€300
Total	180,000 stock warrants	€1800

The subscription price for each stock warrant will be set at €0.01 and will confer the right to purchase one new ordinary share with a par value of €0.02 for a period of ten (10) years, with an exercise price equal to the closing price of the Company’s ADSs on the NYSE on the issue date.

Provided each non-executive director still holds the office of director on each anniversary date, one-third of the stock warrants for which he subscribes may be exercised each year as follows: (i) one-third on the date of the first anniversary of the date they are granted by the ordinary and extraordinary general shareholders’ meeting; (ii) two-thirds on the date of the second anniversary; and (iii) without restriction from the date of the third anniversary.

Under French law, stock options may only be issued to employees. The legal form of instrument which may be issued to members of the Board of Directors or other non-employees is a warrant. Warrants may not be granted free of charge, but must be purchased at issuance at a set subscription price.

The Board of Directors requests that shareholders approve these proposals.

PROPOSALS 11-14:	AUTHORIZATIONS TO BE GRANTED TO THE BOARD OF DIRECTORS TO ISSUE STOCK OPTIONS, STOCK SUBSCRIPTION WARRANTS AND RESTRICTED FREE SHARES
The Board of Directors proposes that this general shareholders’ meeting authorize the renewal of the system for granting stock options, and the creation of a system for granting restricted free shares, to the Company’s employees and/or senior corporate officers, as well as the employees of the Company’s subsidiaries, and the renewal of the system for granting stock subscription warrants to non-employee external partners.

The issuances of stock options, stock subscription warrants and restricted free shares will be subject to an overall ceiling of 1,500,000 new shares with a par value of €0.02.

Each stock option will be granted free of charge and will entitle the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten (10) years at a fixed exercise price, provided the beneficiary complies with the requirements for time spent with the Company. The exercise price will be equal to the closing price of the Company’s ADSs on the NYSE on the date the stock options are granted by the Board of Directors.

Each restricted free share will be granted free of charge and will permit the beneficiary thereof to acquire one new ordinary share with a par value of €0.02, provided the beneficiary complies with the requirements for time spent with the Company.

Stock subscription warrants may be granted to the Company’s non-employee external partners (independent consultants, etc.) who contribute to the Company’s expansion and success, and must be subscribed by the beneficiary at a price of €0.01 per warrant at the time of grant. The stock subscription warrant then entitles the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten (10) years at a fixed exercise price. The exercise price will be equal to the closing price of the Company’s ADSs on the NYSE on the date the stock subscriptions warrants are granted by the Board of Directors.

The authorization to the Board of Directors to grant stock option, stock subscription warrants and restricted free shares will terminate eighteen (18) months after of the date of the authorization granted by this general shareholders’ meeting.

The Board of Directors requests that shareholders approve these proposals.

PROPOSAL 15:
DELEGATION OF AUTHORITY GRANTED TO THE BOARD OF DIRECTORS TO CARRY OUT ONE OR MORE CAPITAL INCREASES FOR A MAXIMUM NOMINAL AMOUNT OF €800,000 BY ISSUING ORDINARY SHARES AND/OR SECURITIES THAT CONFER EQUITY RIGHTS AND/OR SECURITIES THAT CONFER THE RIGHT TO AN ALLOTMENT OF CONVERTIBLE DEBT SECURITIES

The Board of Directors proposes that it be granted a delegation of authority to increase capital of the Company up to a maximum limit equivalent to 40,000,000 shares in order to be able to effect one or more transactions such as acquisitions, asset purchases or financing. Pursuant to this delegation of authority, the duration of which would be set at eighteen (18) months, the maximum allowed by French law, the Board of Directors would be authorized to decide to increase the Company’s capital, on one or more occasions, at opportune times, by issuing ordinary shares or securities that confer equity rights or securities that confer the right to an allotment of equity rights.

The maximum nominal amount of capital increases that may be carried out pursuant to this delegation of authority would be €800,000 (or the equivalent of this amount in any other currency that is legal tender), and the maximum nominal amount of convertible debt that may be issued would be set at €35,000,000 (or the equivalent thereof in any foreign currency).

The issue prices of the securities that may be issued pursuant to this delegation of authority will be set in accordance with market practices such as, for example, by reference to the price quoted on the NYSE.

The Board of Directors requests that shareholders approve this proposal.

PROPOSAL 16:
AUTHORITY TO BE DELEGATED TO THE BOARD OF DIRECTORS TO DECIDE TO INCREASE STATED CAPITAL BY ISSUING SHARES RESERVED FOR EMPLOYEES, AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH EMPLOYEES

Article L. 225-129-6 of the French Commercial Code provides:

“At the time of any decision to increase stated capital in consideration for cash contributions, except if the capital increase results from a prior issue of securities that confer equity rights, an extraordinary general meeting shall vote on a draft resolution proposing a capital increase carried out in accordance with the requirements of Articles L. 3332-18 to L. 3332-24 of the French Labor Code.”

Consequently, and in order to comply with these legal provisions, the Board of Directors notes that, as a result of the capital authorization proposals described above being submitted to an extraordinary general shareholders’ meeting, the Board of Directors is required to submit to said general shareholders’ meeting a proposal to carry out a capital increase for cash reserved to the Company’s employees, even though the Board of Directors is already proposing stock option and restricted share plans for the benefit of the Company’s employees.

The Board of Directors therefore proposes that the general shareholders’ meeting delegate to the Board of Directors its authority to decide to increase stated capital, on one or more occasions, up to a maximum of 3% of stated capital on the date of the Board of Directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more employee savings plans (or any other membership plan for which applicable statutory and regulatory provisions permit reserving a capital increase under equivalent conditions) that may be set up within all or some of the French and foreign companies within the Company’s consolidation scope or combination of accounts, with the right to subdelegate such authority in accordance with legal requirements.

The duration of this delegation of authority would be set at eighteen (18) months.

The issue price of the new shares or securities that confer equity rights would be determined in accordance with applicable statutory and regulatory requirements.

The Board of Directors is not in favor of the adoption of this proposal since other proposals already provide mechanisms for employee share ownership. The Board of Directors requests that shareholders DO NOT approve this proposal.

PROPOSAL 17:	POWERS AND FORMALITIES
The Board of Directors proposes that the general shareholders’ meeting grant full powers to the bearer of the original, an excerpt or a copy of the minutes from such meeting for the purpose of performing all publication, filing and other formalities.

The Board of Directors requests that shareholders approve this proposal.

The following exhibits are attached hereto and incorporated by reference herein:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2017

99.2	Sample proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: May 30, 2017	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2017

99.2	Sample proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 30, 2017